(As filed with the Securities and Exchange Commission on August 24, 2004)

                                                              File No. 70-10118
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       on
                                   FORM U-1/A

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              PROGRESS ENERGY, INC.
                         CAROLINA POWER & LIGHT COMPANY
                       PROGRESS REAL ESTATE HOLDINGS, INC.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

                 (Name of top registered holding company parent
                        of each applicant or declarant)
             -------------------------------------------------------

                    John R. McArthur, Senior Vice President,
                          General Counsel and Secretary
                              Progress Energy, Inc.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

         Christopher Cox, Esq.                     William T. Baker, Jr., Esq.
         Associate General Counsel                 Thelen Reid & Priest LLP
         Progress Energy Service Company, LLC      875 Third Avenue
         410 South Wilmington Street               New York, New York 10022
         Raleigh, North Carolina 27602

     The Application/Declaration filed in this proceeding on March 17, 2003 is hereby withdrawn since Progress Energy Holdings, Inc. is no longer seeking authorization to acquire the passive investment interests described in the Application/Declaration. The applicants understand that the other aspects of the overall transaction described in the Application/Declaration do not require specific approval under the Act.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                     Progress Energy, Inc.


                                     By:  /s/ John R. McArthur
                                     Name: John R. McArthur
                                     Title: Senior Vice President,
                                            General Counsel and Secretary


                                     Carolina Power & Light Company

                                     By: /s/ Frank A. Schiller
                                     Name: Frank A. Schiller
                                     Title: General Counsel and
                                            Assistant Secretary


                                     Progress Real Estate Holdings, Inc.

                                     By: /s/ Frank A. Schiller
                                     Name: Frank A. Schiller
                                     Title: General Counsel and Secretary


Date:  August 24, 2004